SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 1)

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Organogenesis Holdings Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

68621F102
(CUSIP Number)

Ben Silbert, Esq.
65 East 55th Street, 18th Floor
New York, NY 10022
(212) 593-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	13D
1	NAME OF REPORTING PERSONS
Avista Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,048,691

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,048,691

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,048,691

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.11%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 68621F102	13D
1	NAME OF REPORTING PERSONS
Avista Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,048,691*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,048,691*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,048,691*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.11%

14	TYPE OF REPORTING PERSON
OO

*Includes shares beneficially owned by Avista Acquisition Corp.

CUSIP No. 68621F102	13D
1	NAME OF REPORTING PERSONS
Avista Capital Partners (Offshore) IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,954,049

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,954,049

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,954,049

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.41%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 68621F102	13D
1	NAME OF REPORTING PERSONS
Avista Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,996,925

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,996,925

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,996,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.45%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 68621F102	13D
1	NAME OF REPORTING PERSONS
Avista Capital Managing Member IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,950,974 *

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,950,974 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,950,974 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.86%*

14	TYPE OF REPORTING PERSON
OO

*	Includes shares beneficially owned by Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

CUSIP No. 68621F102	13D
1	NAME OF REPORTING PERSONS
Avista Capital Partners IV GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,950,974 *

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,950,974 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,950,974 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.86%*

14	TYPE OF REPORTING PERSON
PN

*	Includes shares beneficially owned by Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

CUSIP No. 68621F102	13D
1	NAME OF REPORTING PERSONS
Thompson Dean

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,999,665 *

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,999,665 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,999,665 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.97%*

14	TYPE OF REPORTING PERSON
IN

*	Includes shares owned by Avista Acquisition Corp., Avista Acquisition, LLC, Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

CUSIP No. 68621F102	13D
1	NAME OF REPORTING PERSONS
David Burgstahler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,999,665 *

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,999,665 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,999,665 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.97%*

14	TYPE OF REPORTING PERSON
IN

*	Includes shares owned by Avista Acquisition Corp., Avista Acquisition, LLC, Avista Capital Partners (Offshore) IV, L.P. and Avista Capital Partners IV, L.P.

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D first filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 2018 (as amended, the “Statement”), and is filed by Avista Acquisition Corp. (the “Sponsor”), Avista Acquisition, LLC (“Avista Acquisition”), Avista Capital Managing Member IV, LLC (“Avista MM”), Avista Capital Partners IV GP, L.P. (“Avista GP”), Avista Capital Partners (Offshore) IV, L.P. (“ACP Offshore”), Avista Capital Partners IV, L.P., (“ACP Onshore” and together with ACP Offshore, collectively the “PIPE Investors”), Thompson Dean, and David Burgstahler (each a “Reporting Person” and collectively the “Reporting Persons”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Statement.

Item 1.	Security and Issuer.

Item 1 of the Statement is amended and restated as follows:

The title and class of equity security to which this statement on Schedule 13D relates is the Class A common stock, par value $0.0001 per share (“Common Stock”), of Organogenesis Holdings Inc. (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at 85 Dan Road, Canton, MA 02021.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is supplemented as follows:

On August 19, 2019, ACP Onshore and ACP Offshore were issued 195,274 shares of Common Stock and 194,227 shares of Common Stock, respectively, from the Issuer in exchange for 2,055,510 Warrants and 2,044,490 Warrants, respectively (representing all of the Warrants owned by the PIPE Investors), pursuant to a Warrant Exchange Agreement, as defined in Item 6 of this Amendment No. 1 (the “Private Warrant Exchange”).  The information set forth in Item 6 of this Amendment No. 1 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is supplemented as follows:

(a) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 1, as of August 21, 2019, are incorporated herein by reference.  As of August 21, 2019, the Reporting Persons may be deemed to beneficially own an aggregate of 16,999,665 shares of Common Stock, which constitutes approximately 17.97% of the Common Stock (based on 94,599,751 shares of Common Stock outstanding as of August 21, 2019, as disclosed by the Issuer to the Reporting Persons (the “Outstanding Shares”), which gives effect to the Public Warrant Exchange, the results of the Public Warrant Exchange Offer (as defined below) and the net settlement of warrants held by certain lenders of the Issuer).

Avista Acquisition and Sponsor may be deemed to beneficially own 1,048,691 shares of Common Stock, which represents approximately 1.11% of the Outstanding Shares.

ACP Offshore directly beneficially owns 7,954,049 shares of Common Stock, which represents approximately 8.41% of the Outstanding Shares.

ACP Onshore directly beneficially owns 7,996,925 shares of Common Stock which represents approximately 8.45% of the Outstanding Shares.

Avista MM and Avista GP may be deemed to beneficially own 15,950,974 shares of Common Stock, which represents approximately 16.86% of the Outstanding Shares.

Messrs. Dean and Burgstahler may be deemed to beneficially own 16,999,665 shares of Common Stock, which represents approximately 17.97% of the Outstanding Shares.

Except as disclosed in this Item 5, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A to the Schedule 13D filed by the Reporting Persons on December 20, 2018 (the “Scheduled Persons”) beneficially owned any shares of Common Stock as of August 21, 2019.

By virtue of the relationships described in this Statement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Amendment No. 1 shall not be construed as an admission that a Reporting Person beneficially owns those shares held by another member of such group for purposes of Section 13(d) of the Exchange Act or for any other purpose. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)  The responses of each Reporting Person to (i) Rows (7) through (10) of the cover pages of this Amendment No. 1 and (ii) Item 5(a) hereof, in each case, as of August 21, 2019, are incorporated herein by reference.

(c) Except for the Private Warrant Exchange described in Item 4 of this Amendment No. 1 (which is incorporated herein by reference), none of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transactions in Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is supplemented as follows:

Warrant Exchange Agreement

The PIPE Investors and the Issuer entered into an agreement, dated July 12, 2019 (the “Warrant Exchange Agreement”), pursuant to which the PIPE Investors agreed to exchange all the Warrants they owned for shares of Common Stock at the same exchange ratio of the Issuer’s planned exchange offer (the “Public Warrant Exchange Offer”) to all holders of the Issuer’s outstanding warrants originally issued in connection with the Issuer’s initial public offering pursuant to a prospectus dated October 10, 2016, exercisable for shares of Common Stock, at an exercise price of $5.75 per half share (the “Public Warrants”).  The exchange of the PIPE Investors’ Warrants pursuant to the Warrant Exchange Agreement was subject to, among other things, the Issuer’s acceptance of the tender of 65% or more of the outstanding Public Warrants in connection with the Public Warrant Exchange Offer.  On July 12, 2019, the Issuer announced the commencement of its Public Warrant Exchange Offer with an exchange ratio of 0.095 shares of Common Stock for each Public Warrant tendered.  On August 19, 2019, the Issuer announced the final results of the Public Warrant Exchange Offer and acceptance of the tender of over 65% of the Public Warrants.

The foregoing summary description of the Warrant Exchange Agreement does not purport to be complete, and is qualified in its entirety by reference to the Warrant Exchange Agreement, a copy of which is filed as Exhibit 7 to this Amendment No. 1.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is supplemented as follows:

Exhibit No.	Description

7.
Warrant Exchange Agreement, dated July 12, 2019, by and among Organogenesis Holdings, Inc., Avista Capital Partners Fund IV L.P. and Avista Capital Partners Fund IV (Offshore), L.P. (incorporated by reference to Exhibit (d)(9) to the Issuer’s Schedule TO, filed with the Commission on July 12, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2019
AVISTA ACQUISITION CORP.

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition Corp.

AVISTA ACQUISITION, LLC

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Attorney-in-Fact for Avista Acquisition, LLC

AVISTA CAPITAL MANAGING MEMBER IV, LLC

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS (OFFSHORE) IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

AVISTA CAPITAL PARTNERS IV, L.P.
By: Avista Capital Partners IV GP, L.P.
By: Avista Capital Managing Member IV, LLC, its general partner

/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	Authorized Signatory

THOMPSON DEAN
By: Benjamin Silbert, as Attorney-in-Fact

/s/ Benjamin Silbert

DAVID BURGSTAHLER
By: Benjamin Silbert, as Attorney-in-Fact

/s/ Benjamin Silbert